May 29, 2026

Elon Musk
Chief Executive Officer
Space Exploration Technologies Corp.
1 Rocket Road
Starbase, Texas 78521

        Re: Space Exploration Technologies Corp.
            Registration Statement on Form S-1
            Filed May 20, 2026
            File No. 333-296070
Dear Elon Musk:
       We have reviewed your registration statement and have the following comments.
       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 19, 2026 letter.

Registration Statement on Form S-1
Prospectus Summary
Compute Services Agreements with Third Parties, page 13

1. We note the revisions made in response to prior comment 3, including that Anthropic will pay you $1.25 billion per month for access to compute capacity across COLOSSUS AND
       COLOSSUS II. Please tell us what consideration you gave to filing this agreement. See
       Item 601(b)(10) of Regulation S-K. Additionally, please revise here to quantify the amount of compute capacity provided to Anthropic pursuant to the agreement.

Risk Factors
The TBOC and our charter include provisions that may limit shareholders
ability   , page 60

2. This risk factor and the next note that shareholders seeking to institute or maintain derivative proceedings or submit shareholder proposals must own at least 3% of your outstanding voting shares. In order to provide additional material context to this requirement, please revise these risk factors to also disclose the total dollar value of 3% of
 May 29, 2026
Page 2
       your outstanding voting shares using the midpoint of the price range in this offering.

Our bylaws place restrictions on the forum, venue and procedures for legal
actions   , page 61

3. We note the revisions made in response to prior comment 8 and re-issue this comment in part. In this regard, please revise your discussion of enforceability concerns to explicitly state that: (1) Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder; and (2) investors cannot be required to waive compliance with the federal securities laws and the rules and regulations thereunder.

4. Also, please further clarify the operation of your mandatory arbitration provision. In
       particular, please clarify what court would be a    court of competent
jurisdiction    that
       would render a final and unappealable judgment resulting in the application of the arbitration provision. Also, clarify whether the mandatory arbitration provision applies if a court that does not have competent jurisdiction renders a final and unappealable judgment as to subject matter jurisdiction.

Capitalization, page 68

5. Please revise to more fully describe the adjustments made to arrive at the amounts shown in the pro forma column as of March 31, 2026. Adjustments that give effect to the preferred conversion, the Class C reclassification and the effectiveness of your charter should each be described separately.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consumer and Enterprise Applications, page 84

6. We note your responses to prior comments 5 and 10, including your added disclosures that, as of March 31, 2026, 117 million of your 550 million MAUs had used Grok's AI features, and your 6.3 million active paid subscribers were comprised of
4.4 million X
       Premium and Premium+ paid subscribers and 1.9 million SuperGrok, SuperGrok Heavy and SuperGrok Lite paid subscribers. We also note that you provide total MAUs as of
       December 31, 2025. Please revise to similarly disclose the other above-referenced metrics as of December 31, 2025 in order to provide further context.

Executive Compensation
Long-Term Incentive Compensation, page 234

7. We note your disclosure that as part of your long-term incentive compensation, Mr. Musk was granted 1 billion performance-based restricted shares of Class B common stock on
       January 13, 2026. Please revise to clarify that Mr. Musk has full voting rights for all of these shares prior to vesting.
 May 29, 2026
Page 3
Underwriting
Directed Share Program, page 268

8. You disclose that a directed share program will be available to certain employees and persons identified by your management, which may include parties with whom you have a business relationship and friends and family of management. Please revise to clarify whether management will select these individuals based on established criteria, and if so, describe the criteria. To the extent these individuals will be selected based on the discretion of management, please state this. Additionally, please revise your page 18 discussion of the directed share program to provide this disclosure or a cross-reference to
       it.

Unaudited Consolidated Financial Statements
Note 14 - Share-based Compensation, page F-88

9. We note the supplemental information you provided on May 28, 2026 in response to prior comment 52 from our letter dated April 24, 2026. Please tell us if any of the investors in your secondary offerings also have commercial relationships with the Company (e.g., a supplier or a customer relationship). If so, please explain how you considered the valuation of those equity transactions when accounting for the commercial transactions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
       Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Hillary H. Holmes